Exhibit 99.2

May 1, 2014

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	176,999,925	[1,2]
Series A Debentures	1260165	218,656,150
Series B Debentures	1260272	170,342,588
Series C Debentures	1260306	894,109,489
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	569,518,665
Series I Debentures	1260462	1,223,092,653
Series J Debentures	1260488	734,802,200
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	865,427,000
Unregistered Options	1260157	4,800
Unregistered Options	1260504	0	[3]
Unregistered Options	1260538	62,750	[4]
Unregistered Options	1260579	1,038,166
RSUs	1260587	120,236
PSUs	1260595	244,760

[1]	Total Registered Capital of the Company - 500,000,000 Ordinary Shares
[2]	Represents an increase of 62,388 Ordinary Shares since the last report due to an exercise of Unregistered Options.
[3]	Represents a decrease of 100,000 since the last report due to an exercise of Unregistered Options.
[4]	Represents a decrease of 25,000 since the last report due to an exercise of Unregistered Options.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.